SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

    SELECT INCOME REIT

(Name of Issuer)

    Common Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

    81618T 10 0

(CUSIP Number)

    Gavin B. Brandon

    Senior Vice President of Accounting

    Cole Corporate Income Trust, Inc.

    2325 East Camelback Road, Suite 1100

    Phoenix, Arizona 85016

    (602) 778-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    August 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81618T 10 0	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cole Corporate Income Trust, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,066,212.364
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,066,212.364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,066,212.364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14	TYPE OF REPORTING PERSON CO

Page 3 of 7 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common shares of beneficial interest, $0.01 par value per share (the “SIR Common Shares”) of Select Income REIT, a Maryland real estate investment trust (the “Issuer”), with its principal executive offices located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2.	Identity and Background.

This Schedule 13D is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Cole Corporate Income Trust, Inc., a Maryland real estate investment trust (“CCIT”). CCIT’s principal business office is located at 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016. The board of directors of CCIT is comprised of Nicholas S. Schorsch, Marcus E. Bromley and Randy J. Pace. Messrs. Bromley and Pace are independent directors. The executive officers of CCIT as of the date hereof are Nicholas S. Schorsch, Chief Executive Officer and President, and D. Kirk McAllaster, Jr., Executive Vice President, Chief Financial Officer and Treasurer. On August 29, 2014, Mr. McAllaster, Jr. gave notice of his retirement from CCIT. The board of directors of CCIT has appointed Brian S. Block to replace Mr. McAllaster as Executive Vice President, Chief Financial Officer and Treasurer, effective September 5, 2014, but subject to the consent of the Issuer. Each named executive officer and director is a citizen of the United States.

During the last five years, CCIT has not been (a) convicted in any criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding CCIT is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, to the best of CCIT’s knowledge, no executive officer or director of CCIT has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

On August 30, 2014, CCIT entered into a definitive agreement and plan of merger (the “Merger Agreement”) with the Issuer providing for the merger of CCIT with and into Merger Sub LLC (“Merger Sub”), a Maryland limited liability company and a wholly-owned subsidiary of the Issuer, with Merger Sub surviving as a wholly owned subsidiary of the Issuer (the “Merger”).

Pursuant to the terms and subject to the conditions and limitations set forth in the Merger Agreement, CCIT stockholders may elect to receive either the Cash Consideration or the Share

Page 4 of 7 Pages

Consideration (each as defined below and together, the “Merger Consideration”) for their shares of common stock, $0.01 par value per share, of CCIT, (the “CCIT Common Stock”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, including proration, at the effective time of the Merger (the “Effective Time”), each share of CCIT Common Stock, other than shares held by any wholly-owned subsidiary of CCIT or by the Issuer or by any of its wholly owned subsidiaries, will be converted, at the election of the holder thereof, into the right to receive (i) for each share of CCIT Common Stock with respect to which an election to receive cash has been made, $10.50, subject to certain adjustments (the “Cash Consideration”), and (ii) for each other share of CCIT Common Stock with respect to which an election to receive common shares of beneficial interest, $0.01 par value per share, of the Issuer (“SIR Common Shares”), has been made, or if no election has been made, 0.360 of a SIR Common Share, subject to certain adjustments (the “Share Consideration”). If a CCIT stockholder has not made an election, subject to the conditions and limitations set forth in the Merger Agreement, the shares of CCIT Common Stock held by such stockholder will be converted into the right to receive the Share Consideration. CCIT stockholders electing to receive the Cash Consideration are subject to proration if the aggregate elections to receive the Cash Consideration constitute more than 60% of the number of shares of CCIT Common Stock issued and outstanding immediately prior to the Effective Time. CCIT shareholders electing to receive the Share Consideration or who have not made an election are subject to proration if the aggregate elections to receive the Cash Consideration constitute less than 40% of the number of shares of CCIT Common Stock issued and outstanding immediately prior to the Effective Time. The Merger Consideration may also be adjusted in the event that the Issuer pays a special distribution to its shareholders or CCIT pays a special distribution to its stockholders prior to the closing date.

The completion of the Merger is subject to various conditions, including, among other things, the approval by the Issuer’s shareholders of the issuance of SIR Common Shares as Share Consideration in connection with the Merger, the effective registration of such Share Consideration with the U.S. Securities and Exchange Commission (the “SEC”), approval for listing on the New York Stock Exchange of such SIR Common Shares, the approval of the Merger by CCIT’s stockholders, the absence of any law, order or injunction prohibiting the consummation of the Merger or the issuance of the SIR Common Shares and the receipt of certain third party consents. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the other party’s representations and warranties, subject to customary qualifications, the other party’s material compliance with its covenants and agreements contained in the Merger Agreement and the lack of an existence of a material adverse effect with respect to the other party.

Concurrently with the entry into the Merger Agreement, CCIT and American Realty Capital Properties, Inc., a Maryland corporation and parent of the advisor of CCIT (“ARCP”), entered into a Voting and Standstill Agreement (together, the “voting Agreements”) with each of Government Properties Income Trust (“GOV”), and Reit Management & Research LLC (“RMR”), which collectively beneficially owned 22,066,212.364 of SIR Common Shares, or approximately 36.8% of the outstanding SIR Common Shares, as of such date. Pursuant to the Voting Agreements, each of GOV and RMR has agreed to vote in favor of the issuance of SIR Common Shares in the Merger as contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in such agreements. The Voting Agreements will terminate upon certain circumstances, including upon the closing of the Merger or the earlier termination of the Merger Agreement.

Pursuant to the Voting Agreements, CCIT is appointed, with full power of substitution and resubstitution, as the true and lawful attorneys-in-fact and irrevocable proxies, with respect to the SIR Common Shares held by GOV and RMR to the extent that GOV or RMR, as the case may be, fails to be counted as present or to consent to or vote (i) in favor of the issuance of SIR Common Shares in the Merger as set forth in the Merger Agreement, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Issuer to solicit additional proxies in favor of the approval of the issuance of SIR Common Shares in the Merger and (iii) against any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger not being fulfilled or any action

Page 5 of 7 Pages

which could reasonably be expected to impede or materially delay consummation of the Merger. As a result of this arrangement and until the Voting Agreements are terminated, CCIT may be deemed to beneficially own the SIR Common Shares held by GOV and RMR.

The foregoing description of the provisions of the Merger Agreement and the Voting Agreements is not complete and is subject to and qualified in its entirety by reference to the full texts of such agreements filed as Exhibits 1 through 3 to this Schedule 13D, each of which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)	Pursuant to the Voting Agreements described in Item 4, GOV and RMR have agreed to vote their SIR Common Shares in favor of the issuance of SIR Common Shares in the Merger.

As of August 30, 2014, GOV beneficially owned 21,500,000 SIR Common Shares, or approximately 35.9% of the issued and outstanding SIR Common Shares.

As of August 30, 2014, RMR, together with its principals, Barry M. Portnoy and Adam D. Portnoy, beneficially owned 566,212.364 SIR Common Shares, or approximately 0.9% of the issued and outstanding SIR Common Shares.

As of August 30, 2014, CCIT, through the irrevocable proxies granted to it pursuant to the Voting Agreements, therefore, may be deemed to be the beneficial owner of 22,066,212.364 SIR Common Shares.

(c)	Except for the Voting Agreements described in Item 4, there have not been any transactions in the SIR Common Shares by CCIT or, to the best knowledge of CCIT, by the executive officers or directors of CCIT, during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4, neither CCIT nor, to the best knowledge of CCIT, any executive officers or directors of CCIT, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries.

Page 6 of 7 Pages

Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of August 30, 2014, by and among Select Income REIT, SC Merger Sub LLC and Cole Corporate Income Trust, Inc. (incorporated by reference herein to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed on September 2, 2014).

2	Voting and Standstill Agreement, dated as of August 30, 2014, by and among Cole Corporate Income Trust, Inc., Government Properties Income Trust and American Realty Capital Properties, Inc. (incorporated by reference herein to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, as filed on September 2, 2014).

3	Voting and Standstill Agreement, dated as of August 30, 2014, by and among Cole Corporate Income Trust, Inc., Reit Management & Research LLC and American Realty Capital Properties, Inc. (incorporated by reference herein to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K, as filed on September 2, 2014).

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2014

COLE CORPORATE INCOME TRUST, INC.

By:	/s/ Gavin B. Brandon
Name:	Gavin B. Brandon
Title:	Senior Vice President of Accounting (Principal Accounting Officer)